UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For MAY 18, 2005

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organisation)

110 Park Street, London W1K 6NX

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

NOT APPLICABLE

INDEX

Description

1.  Circular relating to Proposed Demerger of Bunzl plc’s Filtrona Business and Notice of Extraordinary General Meeting.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This document should be read in conjunction with the accompanying Listing Particulars relating to Filtrona plc. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Bunzl Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

JPMorgan Cazenove Limited (“JPMorgan Cazenove”), which is regulated in the UK by the Financial Services Authority, is acting exclusively for Bunzl plc and Filtrona plc and no one else in relation to the Demerger and Admission and will not be responsible to anyone other than Bunzl plc and Filtrona plc for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.

BUNZL PLC

(Incorporated and registered in England and Wales under the Companies Act 1985, Registered No. 358948)

Proposed Demerger of

Bunzl plc’s Filtrona Business

and

Notice of Extraordinary General Meeting

You are recommended to read all of this document, but your attention is drawn in particular to the letter to shareholders from the Chairman of Bunzl plc which is set out on pages 1 to 6 of this document and recommends you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

A summary of the action to be taken by Bunzl Shareholders is set out on page 5 of this document.

Notice of an Extraordinary General Meeting of Bunzl plc, to be held at One Bunhill Row, London EC1Y 8YY at 10.00 a.m. on 2 June 2005, is set out at the end of this document. A form of proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by the Company’s registrars, Computershare Investor Services PLC, not later than 10.00 a.m. on 31 May 2005. Completion and return of the form of proxy will not prevent you from attending the Extraordinary General Meeting in person if you so wish.

The Filtrona Shares to be distributed in connection with the Demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Filtrona Shares or passed comment or opinion upon the accuracy or adequacy of this document or the Listing Particulars. Any representation to the contrary is a criminal offence in the US.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

CONTENTS

Letter from the Chairman of Bunzl

Part 1—Key information for Bunzl Shareholders

Part 2—Financial information on Filtrona

Part 3—Unaudited pro forma consolidated income statement and statement of net assets of Bunzl

Part 4—Additional information

Notice of Extraordinary General Meeting

Definitions

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2005
Latest time and date for receipt of forms of proxy for the Extraordinary General Meeting of Bunzl	10.00 a.m. on 31 May

Extraordinary General Meeting of Bunzl	10.00 a.m. on 2 June

Latest time and date for transfers of Bunzl Shares to be registered in order for transferee to be registered at the Demerger Record Time	9.00 p.m. on 3 June

Demerger Record Time	7.00 a.m. on 6 June

Expected effective date of Demerger, Share Consolidations, Admission and commencement of dealings in Filtrona Shares and Consolidated Bunzl Shares on the London Stock Exchange and crediting of Filtrona Shares and Consolidated Bunzl Shares to CREST accounts

8.00 a.m. on 6 June

Court hearing to approve the Reduction of Capital	8 June

Despatch of definitive certificates for consolidated Filtrona Shares and Consolidated Bunzl Shares (other than in respect of such shares held through CREST) and any fractional entitlement cheques	by 16 June

Payment of fractional entitlements in respect of Filtrona Shares and Consolidated Bunzl Shares held through CREST	by 16 June

Notes:

(1)                                  Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(2)                                  All references in this document to times are to London times unless otherwise stated.

LETTER FROM THE CHAIRMAN OF BUNZL

Bunzl plc 110 Park Street London W1K 6NX

Directors:

A J Habgood

A P Dyer

J F Harris

D M Williams

P Heiden

C A Banks

M J Roney

U Wolters

C P Sander

M J Harper

P L Larmon

17 May 2005

To holders of Bunzl Shares and Bunzl ADRs and, for information only, to participants under the Bunzl Employee Share Schemes

Dear Shareholder

Proposed Demerger of Filtrona

1.                                      Introduction

On 28 February 2005 your Board announced that it had decided it was the right time to demerge our successful Filtrona organisation from our growing and highly profitable Outsourcing Services business. Today the Board has confirmed the full details of the proposed Demerger and separate listing of Filtrona plc.

The Demerger is subject to the satisfaction of a number of conditions, including the approval of Shareholders, further details of which are set out in Part 1 of this document. Completion of the Demerger is expected on 6 June 2005.

For reasons explained in this letter it is proposed that the Demerger be accompanied by a consolidation of Bunzl’s ordinary share capital.

The purpose of this document is to provide you with details of the Demerger, to explain why your Board considers that it is in the best interests of Shareholders as a whole and to recommend that you vote in favour of the resolutions to be proposed at an Extraordinary General Meeting to be held on 2 June 2005. Notice of the Extraordinary General Meeting and a form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

2.                                      Background to and reasons for the Demerger

Since 1991 the structure of Bunzl has been simplified by selling businesses with weaker returns and relatively poor competitive positions and reinvesting the proceeds from these disposals to grow businesses where we have superior returns, good international competitive positions and the potential to grow. The pursuit of this strategy has resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which have these features but which have little or no commercial overlap between them. The Board has therefore decided to separate these two fundamentally different component parts by demerging the Filtrona Business from Bunzl. Filtrona plc, the holding company of the demerged Filtrona Business, will be an independent public company, while Bunzl will become a simpler organisation

Registered in England No. 358948. Registered office as above.

concentrating on the Outsourcing Services business stream. As such Bunzl will be a focused, international, value-added distribution and outsourcing Group.

The Board believes that the Demerger will benefit Shareholders as the separate businesses will be able to:

(i)                                     focus on their own strategic objectives and develop appropriate organisations, structures and procedures to achieve these objectives;

(ii)                                  retain, motivate and recruit key personnel more effectively;

(iii)                               develop appropriate capital structures and dividend policies; and

(iv)                              develop their own focused investor bases and access capital markets independently.

The Board believes that shareholder value will be created through the Demerger and that Filtrona and Bunzl will be strong businesses in their own right, with good returns and good international competitive positions, and will prosper as separate listed entities.

3.                                      Information on Filtrona

Business overview

Filtrona is an international, market leading speciality plastic and fibre products supplier. It is a business area of Bunzl which, by concentrating on niche international markets, has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products, as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. We believe that many of the markets and segments within which Filtrona operates have the desirable combination of good growth potential and robust defensive qualities.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its senior management comprises an international team of nine individuals who have an average experience in the business of nearly 10 years.

For the year ended 31 December 2004, under UK GAAP, the Filtrona Business had sales of £477.5 million (2003: £452.6 million), generated operating profit before goodwill amortisation of £54.2 million (2003: £51.1 million) and profit before taxation of £49.4 million (2003: £45.7 million). As at 31 December 2004 the Filtrona Business had net operating assets of £261.2 million and net debt of £120.0 million. This information has been extracted without material adjustment from the Accountants’ Report in Part 5 of the Listing Particulars.

Further financial information on the Filtrona Business is set out in Part 2 of this document and in the Listing Particulars. Shareholders are advised to read the whole of this document and the Listing Particulars and not just rely on the summarised information given above.

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Filtrona is a market leader in the substantial fragmented protection and finishing market supplying plastic caps and plugs for protecting and finishing industrial threads, pipes, flanges and tubes as well as parts to protect, restrain or insulate wires or electrical components. A broad product offering, sophisticated marketing and IT infrastructure, combined with an expanding international supply and distribution network, underpins its strengths in these low cost but critical components.

Filtrona is the global market leader in self-adhesive tear tape, which is used for the easy opening of fast moving consumer goods packaging (e.g. cigarettes and biscuits) as well as brand communication and security. Filtrona’s materials and printing technology, together with its international production and distribution capability, are the key sources of differentiation in a market where trends towards sophisticated, value-added tapes for brand promotion, security and traceability are driving both volume and value growth. Filtrona is also a supplier of extruded thermoplastic profiles, sheet and special tubing for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies and traffic control. It is a market leader in the US and, through its Enitor business in the Netherlands, in Europe in its chosen product categories where in these highly fragmented markets it benefits from economies of scale and broad distribution capability.

In addition Plastic Technologies, through Globalpack, is a market leading producer and supplier of packaging items for toiletries and cosmetics in the Brazilian market. Based in Brazil it supplies containers, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

In the niche special filters market, Filtrona is the independent global market leader. It has operations in 14 locations spread across the world, with two in the US, one in Mexico, three in South America, four in Europe and four in the Middle East and Asia. Filtrona expects that the increasing trend towards potentially reduced exposure products, lower tar levels driven by legislation and higher value differentiated cigarettes will underpin growth in the special filters market.

Filtrona has utilised the bonded fibre capillary technology applied in the production of cigarette filters to develop enhanced manufacturing techniques for writing instrument ink reservoirs in which Filtrona is also now the global market leader. Bonded fibre technology has a wide variety of current and potential applications and Filtrona has a growing share of the medical diagnostic wick and reservoir market. It supplies the wicks used in household fragrance products and is actively developing other commercial applications from this technology.

Strategy

Filtrona’s strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. Within each business segment it is continually seeking to enhance its competitive position through product innovation, strengthen its sourcing and distribution capability, expand and adapt its global footprint to enhance its supply chain and reduce cost, and invest in IT, people and production capability to deliver superior customer service and value.

4.                                      Terms of the Demerger

The Demerger is to be effected by Bunzl declaring a special dividend equal to the book value of Bunzl’s shareholding in Filtrona International Limited, the intermediate holding company of the Filtrona Group. This special dividend will be satisfied on Demerger by the allotment and issue by Filtrona of Filtrona Shares to Bunzl Shareholders on the Bunzl Share Register at the Demerger Record Time on the basis of one Filtrona Share for each Bunzl Share held. This requires, among other things, the approval of Bunzl Shareholders by ordinary resolution at the Extraordinary General Meeting.

Immediately after the Demerger is effective, and upon Admission, the share capital of Filtrona will be consolidated on the basis of one consolidated Filtrona Share for every two non-consolidated Filtrona Shares and the share capital of Bunzl will be consolidated on the basis of seven consolidated Bunzl Shares for every nine non-consolidated Bunzl Shares.

Overall, as a result of the Demerger and the Share Consolidations described above, Bunzl Shareholders will receive:

14 Consolidated Bunzl Shares and 9 consolidated Filtrona Shares for every 18 non-consolidated Bunzl Shares held at the Demerger Record Time

In addition, shortly after the Demerger and the Filtrona Share Consolidation, it is proposed that the capital of Filtrona will be reduced. This will create distributable reserves in Filtrona. The Reduction of Capital was approved by a special resolution of the current Filtrona Shareholders on 13 May 2005 and is subject to the approval of the Court.

Further information on the Resolutions being proposed at the Extraordinary General Meeting, the Share Consolidations and the Reduction of Capital is set out in Part 1 of this document.

If implemented the Demerger will establish Filtrona plc as a separately listed company. Bunzl will continue to be listed on the Official List and admitted to trading on the London Stock Exchange’s market for listed securities.

The Filtrona Shares and the Consolidated Bunzl Shares are expected to commence trading on the London Stock Exchange and to be admitted to the Official List on 6 June 2005.

It is expected that, initially, both Bunzl and Filtrona will be constituents of the FTSE 250 Index. Bunzl will remain in and Filtrona will be part of the Support Services sector.

5.                                      Post-Demerger Bunzl

Following the Demerger Bunzl will be a focused, international, value-added distribution and outsourcing Group with operations in North America, Europe and Australasia. Bunzl will be a leading supplier of a range of products, including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other industrial users.

Bunzl’s management team has a strong record of producing consistent, long term sales and profits growth, with a high return on operating capital across the Outsourcing Services business. Outsourcing Services’ distribution capability, extensive product offering and cost advantages have enabled Bunzl to grow in line with its customers’ expansion and to increase market share. Organic growth has been further complemented by acquisitions to increase market presence in established markets and develop Bunzl’s service offering in new and developing markets.

A pro forma statement of net assets and income statement of Bunzl is set out in Part 3 of this document. Following the Demerger, on a pro forma basis under IFRS, Bunzl would have reported sales of £2,438.5 million and operating profit before intangible amortisation of £173.8 million for the year ended 31 December 2004, with net assets of £382.1 million and net debt of £306.5 million at 31 December 2004. This information has been extracted without material adjustment from the pro forma statement set out in Part 3 of this document.

Following the Demerger, Bunzl and Filtrona will be separate listed entities and future relations between them will be at arms’ length and on normal commercial terms.

Shareholders should read the whole of this document and not just rely on the summary financial information above.

6.                                      Current trading and prospects

Growth in sales and operating profit in Outsourcing Services increased during 2004 with second half growth being greater than that in the first half. Renewed momentum in the US during the fourth quarter and the impact of achieving scale advantage across Europe and Australasia have continued during 2005.

We expect North America to continue to grow as a result of renewed momentum in acquisition activity and increased sales to higher growth areas such as redistribution, food processors, convenience stores and the jan/san market. Generally firm product prices, as a result of higher commodity input prices to our suppliers, should prevent growth being eroded by deflation, certainly in the immediate future.

In Europe and Australasia we expect growth to continue as recent acquisitions are integrated into the business. We also expect future acquisition activity to expand our geographic coverage and deepen our participation in existing markets. The cost savings and efficiency gains associated with our increased scale should continue to deliver benefits.

Our strong focused competitive position in our international markets and our ability to enhance growth through acquisitions give us confidence that Bunzl will maintain its momentum and continue its positive development. As a result the Board is confident in the financial and trading prospects of Bunzl for the current financial year.

7.                                      Dividends

The Board intends to declare an interim dividend at the time of Bunzl’s interim results on 30 August 2005 in respect of the six months ending 30 June 2005, having regard to the performance of the Outsourcing Services business. It is expected that Filtrona will declare its first interim dividend as an independent entity at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

8.                                      Board changes

On 28 February 2005 the Company announced that the Board will appoint Christoph Sander as Chief Executive of Bunzl on completion of the Demerger. I will remain as Chairman. The role of Deputy Chairman will cease to exist on completion of the Demerger and Pat Dyer, currently Deputy Chairman, will retire from the Board at the end of 2005. Mark Harper and Paul Heiden, who will join the board of Filtrona as Chief Executive and non-executive director respectively, will resign from the Board on completion of the Demerger. The Board will then constitute a Chairman, a Chief Executive and two other executive Directors, four existing independent non-executive Directors, of which Jeff Harris will continue to act as the senior independent Director and, in addition, Pat Dyer who will continue to serve as a non-executive Director until the year end. Jeff Harris will also become Chairman of Filtrona.

9.                                      Bunzl Employee Share Schemes

It is proposed that Bunzl’s share capital will be consolidated upon Demerger in the manner described in more detail in paragraph 1 of Part 1 of this document. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of share options and awards under the Bunzl Employee Share Schemes. The Bunzl Employee Share Schemes are described in more detail in paragraph 2 of Part 4 of this document.

10.                               Purchase of own shares

As a result of the changes to Bunzl’s share capital resulting from the Bunzl Share Consolidation it will be necessary for an ordinary resolution to be passed at the Extraordinary General Meeting to replace the authority granted to the Directors at the Annual General Meeting in relation to the purchase by Bunzl of its own shares. This ordinary resolution is numbered 4 in the notice of the Extraordinary General Meeting accompanying this document and it is conditional upon the Bunzl Share Consolidation becoming effective. Its terms are identical to the terms of the corresponding resolution passed at the Annual General Meeting except that the references to the aggregate number of shares which may be acquired, the nominal value of the shares and the minimum price per share payable have been amended to reflect the terms of the Bunzl Share Consolidation.

11.                               Extraordinary General Meeting

You will find at the end of this document a notice convening an Extraordinary General Meeting of the Company for 10.00 a.m. on 2 June 2005, to be held at One Bunhill Row, London EC1Y 8YY.

At the Extraordinary General Meeting ordinary resolutions will be proposed:

(i)                                     to approve the Demerger and the declaration of a special dividend in order to give effect to the Demerger;

(ii)                                  to approve the Bunzl Share Consolidation;

(iii)                               to authorise the Directors to implement the Demerger and the Bunzl Share Consolidation; and

(iv)                              to update the Directors’ authority in relation to the purchase by Bunzl of its own shares.

12.                               Action to be taken

A form of proxy for use by Shareholders in connection with the Extraordinary General Meeting accompanies this document. Whether or not you intend to be present at the Extraordinary General Meeting you are requested to complete and sign the form of proxy and return it to Bunzl’s registrars, Computershare Investor Services PLC as soon as possible and, in any event, so as to arrive no later than 10.00 a.m. on 31 May 2005.

Unless the form of proxy is received by the date and time specified above, it will be invalid. The completion and return of the form of proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish.

13.                               Further information

Your attention is drawn to Parts 1 to 4 of this document and to the Listing Particulars which provide further information on the matters discussed above.

Holders of Bunzl ADRs should read paragraph 6 of Part 1 of this document for further information regarding the Demerger which is relevant to them.

14.                               Recommendation

Your Directors, who have received financial advice from JPMorgan Cazenove, consider the terms of the proposed Demerger and the Bunzl Share Consolidation to be fair and reasonable so far as the Shareholders taken as a whole are concerned. In giving its financial advice to the Directors, JPMorgan Cazenove has relied on the Directors’ commercial assessment of the proposed Demerger.

Your Directors consider that the proposed Demerger, the Bunzl Share Consolidation and the replacement of the Directors’ authority in relation to the purchase by Bunzl of its own shares are in the best interests of Shareholders taken as a whole and recommend you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings, amounting in aggregate to 652,153 Bunzl Shares, which represent approximately 0.15% of Bunzl’s issued share capital.

Yours sincerely

Anthony Habgood

Chairman

PART 1

KEY INFORMATION FOR BUNZL SHAREHOLDERS

1.                                      Basis of the Demerger and Demerger Resolution

The Demerger is conditional, inter alia, upon the passing of the Demerger Resolution to be proposed as an ordinary resolution at the Extraordinary General Meeting and the approval of the payment of the Demerger Dividend by the Board. The Demerger will be effective immediately prior to Admission. The notice of the Extraordinary General Meeting appears on pages 26 and 27 of this document.

Dividend Demerger

The Demerger will be effected by Bunzl declaring a special dividend on the Bunzl Shares which will be satisfied by the transfer to Filtrona of the whole of the issued share capital of Filtrona International Limited. In consideration for that transfer Filtrona will allot and issue Filtrona Shares, credited as fully paid up, to the holders of Bunzl Shares on the Bunzl Share Register at the Demerger Record Time on the basis of:

one Filtrona Share
for each Bunzl Share

held at the Demerger Record Time, save that the number of Filtrona Shares to be allotted and issued to each of David Williams and Paul Hussey will be reduced by the number of Filtrona Shares already held by them so that, upon the Demerger becoming effective, all Bunzl Shareholders (including David Williams and Paul Hussey) will hold one Filtrona Share for each Bunzl Share held at the Demerger Record Time.

Bunzl Shareholders are being asked to approve the Demerger Dividend in accordance with the Articles of Association. The resolution approving the Demerger Dividend is set out at resolution 1 in the notice of Extraordinary General Meeting.

Based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time, the number of Filtrona Shares in issue following the Demerger but prior to Admission and the Filtrona Share Consolidation will be approximately 440,000,000 Filtrona Shares of 62 1/2 pence each.

Filtrona Share Consolidation

Immediately after the Demerger is effective and once certain administrative steps (including the writing up of the Filtrona Share Register) have been completed, the share capital of Filtrona will be consolidated. Consequently, Filtrona Shareholders will receive:

one consolidated Filtrona Share
for every two non-consolidated Filtrona Shares

issued pursuant to the Demerger Dividend. For any Filtrona Shareholder whose holding of non-consolidated Filtrona Shares of nominal value 62 1/2 pence each is not exactly divisible by two, the resultant number of consolidated Filtrona Shares of nominal value 125 pence each that such Filtrona Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Filtrona Share will arise.

Bunzl Share Consolidation

Following the Demerger, and subject to the passing of resolution 2 in the notice of Extraordinary General Meeting, the share capital of Bunzl will be consolidated. Consequently, Bunzl Shareholders will receive:

seven Consolidated Bunzl Shares
for every nine non-consolidated Bunzl Shares

held upon completion of the Demerger. The purpose of the Bunzl Share Consolidation is to maintain, so far as reasonably practicable, the pre-Demerger share price, the comparability of historic and future earnings per share and dividend per share data and to preserve the value of share options and awards under Bunzl Employee Share Schemes.

For any Bunzl Shareholder whose holding of non-consolidated Bunzl Shares of nominal value 25 pence each is not exactly divisible by nine, the resultant number of Consolidated Bunzl Shares of nominal value 32 1/7 pence each that each Bunzl Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a Consolidated Bunzl Share will arise.

Overall, as a result of the Demerger and the Share Consolidations described above, Bunzl Shareholders will receive:

14 Consolidated Bunzl Shares and 9 consolidated Filtrona Shares for every 18 non-consolidated Bunzl Shares held at the Demerger Record Time

Fractional entitlements

Individual fractional entitlements to Consolidated Bunzl Shares and consolidated Filtrona Shares will be aggregated and sold in the open market by JPMorgan Cazenove at the best price reasonably obtainable. Bunzl will retain the aggregate proceeds of sale of such Consolidated Bunzl Shares and Filtrona will retain the aggregate proceeds of sale of such consolidated Filtrona Shares, unless the aggregate amount to which any shareholder would be entitled in respect of the Bunzl Share Consolidation and the Filtrona Share Consolidation (net of any commission, dealing costs and administrative expenses) is £3 or more, in which case the net proceeds will be paid to each such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 16 June 2005.

Reduction of Capital

Shortly after Admission and the Filtrona Share Consolidation becoming effective, the capital of Filtrona will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each Filtrona Share from 125 pence to 25 pence.

David Williams and Paul Hussey, as the initial Filtrona Shareholders, have resolved by a special resolution passed on 13 May 2005 (the “Reduction Resolution”) to reduce the share capital of Filtrona as described above. The text of the Reduction Resolution is as follows:

“THAT subject to and conditional on Admission and the Share Consolidation becoming effective, the nominal value of each Ordinary share be reduced from 125 pence to 25 pence”.

The Reduction of Capital will require the confirmation of the Court under section 135 of the Act and, if so confirmed, will create distributable reserves on the balance sheet of Filtrona of approximately £220,000,000. This will provide Filtrona with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of Filtrona at the time the Reduction of Capital becomes effective will give their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 9 June 2005.

2.                                      Admission, dealings, share certificates and CREST

Admission

Application has been made for the admission of the Filtrona Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s market for listed securities. Application has also been made for up to 342,222,222 Consolidated Bunzl Shares of nominal value of 32 1/7 pence each to be so admitted. It is expected that Admission will become effective and dealings for normal settlement in the Filtrona Shares and the Consolidated Bunzl Shares will commence at 8.00 a.m. on 6 June 2005.

Dealings

For a transferee to be a registered holder of Bunzl Shares by the Demerger Record Time, a transfer of Bunzl Shares must be recorded on the Bunzl Share Register held by the Registrar by 9.00 p.m. on 3 June 2005.

Share certificates

Holders of Bunzl Shares on the Bunzl Share Register at the Demerger Record Time will constitute the opening Filtrona Share Register.

The entitlement to receive Filtrona Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. It is expected that definitive certificates in respect of consolidated Filtrona Shares and Consolidated Bunzl Shares will be posted to entitled holders of Filtrona Shares and Consolidated Bunzl Shares (who hold their shares in certificated form) at their registered address on the relevant share register after the Reduction of Capital becomes effective and, in any event, by no later than 16 June 2005. Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the relevant share register by the Registrar. Share certificates will be despatched to Filtrona Shareholders and Bunzl Shareholders at their own risk.

CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association permit, and the Filtrona articles of association will permit, the holding of Bunzl Shares and Filtrona Shares respectively under the CREST system. Filtrona has applied for its shares to be admitted to CREST with effect from Admission.

Holders of Bunzl Shares on the Bunzl Share Register at the Demerger Record Time who hold their Bunzl Shares in uncertificated form through CREST will receive uncertificated Filtrona Shares and uncertificated Consolidated Bunzl Shares into the same CREST accounts immediately following Admission.

Dividend mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Bunzl will continue to apply to Consolidated Bunzl Shares and will also be applied automatically to Filtrona Shares arising as a result of the Demerger.

3.                                      Continuing arrangements between Bunzl and Filtrona

Implementation of the Demerger and the relationship between Bunzl and Filtrona after the Demerger is regulated by a demerger agreement and a transitional services agreement, both of which were entered into on 16 May 2005. For descriptions of those agreements see under “Material contracts” in paragraph 19 of Part 8 of the Listing Particulars accompanying this document.

Any business arrangement between any member of the Bunzl Group and any member of the Filtrona Group after the Demerger will be entered into at arms’ length and on normal commercial terms.

4.                                      UK taxation

The following comments summarise certain United Kingdom taxation consequences for Bunzl Shareholders of the Demerger, Share Consolidations and Reduction of Capital. They are based on current United Kingdom law and HM Revenue and Customs practice as at the date of this document. They are intended only as a general guide and apply only to Bunzl Shareholders who are resident or, in the case of individuals, ordinarily resident in the United Kingdom for United Kingdom tax purposes at all relevant times (except insofar as express reference is made to the treatment of non-United Kingdom residents), who are the absolute beneficial owners of their Bunzl Shares and who hold their Bunzl Shares as an investment. The following comments may not apply to certain classes of persons such as dealers, collective investment schemes and persons who are regarded as having acquired their Bunzl Shares by reason of their employment. Bunzl Shareholders who are in any doubt about their taxation position or who may be subject to tax in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.

Taxation of chargeable gains

Demerger

No Bunzl Shareholder should be treated as having made a disposal or part disposal of his Bunzl Shares for the purposes of United Kingdom taxation of chargeable gains as a result of the implementation of the

Demerger. The Filtrona Shares issued to each Bunzl Shareholder should be treated as the same asset and as having been acquired at the same time as his Bunzl Shares. The allowable original cost of a Bunzl Shareholder’s holding of Bunzl Shares should be apportioned between his Bunzl Shares and the Filtrona Shares issued to him pursuant to the Demerger by reference to the market value of Bunzl Shares and Filtrona Shares on the date of Admission.

Any Bunzl Shareholder who, alone or together with persons connected with him, holds more than 5% of, or of any class of, shares in or debentures of Bunzl is advised that clearance has been received from the HM Revenue and Customs under section 138 of the Taxation of Chargeable Gains Act 1992 that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. The tax treatment described in the preceding paragraph will not, therefore, be denied on this ground.

Bunzl Share Consolidation

For the purposes of United Kingdom taxation of chargeable gains, the receipt of the Consolidated Bunzl Shares arising from the Bunzl Share Consolidation will result from a reorganisation of the share capital of Bunzl. Accordingly a Bunzl Shareholder will not be treated as making a disposal of all or part of his holding of Bunzl Shares by reason of the Bunzl Share Consolidation. The Consolidated Bunzl Shares will be treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as, the holding of Bunzl Shares from which they are derived. If and to the extent that a Bunzl Shareholder receives cash under the consolidation as a result of his entitlement to fractions of Consolidated Bunzl Shares being sold in the market on his behalf, that Bunzl Shareholder may, under current HM Revenue and Customs practice, treat the cash received as a deduction from the allowable original cost of his Bunzl Shares rather than as a part disposal of those Bunzl Shares.

Filtrona Share Consolidation

For the purposes of United Kingdom taxation of chargeable gains, the receipt of the consolidated Filtrona Shares arising from the Filtrona Share Consolidation will result from a reorganisation of the share capital of Filtrona. Accordingly a Filtrona Shareholder will not be treated as making a disposal of all or part of his holding of Filtrona Shares by reason of the Filtrona Share Consolidation. The consolidated Filtrona Shares will be treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as, the holding of Filtrona Shares from which they are derived. If and to the extent that a Filtrona Shareholder receives cash under the consolidation as a result of his entitlement to fractions of consolidated Filtrona Shares being sold in the market on his behalf, that Filtrona Shareholder may, under current HM Revenue and Customs practice, treat the cash received as a deduction from the allowable original cost of his Filtrona Shares rather than as a part disposal of those Filtrona Shares.

Reduction of Capital

For the purposes of United Kingdom taxation of chargeable gains, the Reduction of Capital will be a reorganisation of the share capital of Filtrona. Accordingly a Filtrona Shareholder will not be treated as making a disposal of all or part of his holding of Filtrona Shares by reason of the Reduction of Capital.

Taxation of income

Demerger

Clearance has been received from the HM Revenue and Customs under section 215(1) of the Income and Corporation Taxes Act 1988 that the transfer of the shares in Filtrona International Limited and the issue of the Filtrona Shares under the Demerger will be treated as an exempt distribution within the meaning of section 213 of the Income and Corporation Taxes Act 1988. Accordingly Bunzl Shareholders should not incur a United Kingdom income tax or corporation tax liability in respect of the issue of Filtrona Shares under the Demerger.

Clearance has also been received from the HM Revenue and Customs under section 707(1) of the Income and Corporation Taxes Act 1988 that they are satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of the Income and Corporation Taxes Act 1988 ought to be given in respect of them.

Taxation of dividends on Filtrona Shares

No amounts in respect of tax will be withheld at source from dividend payments made by Filtrona.

Where Filtrona pays a dividend a Filtrona Shareholder who is an individual and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will to that extent pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the “dividend upper rate”, which is 32.5%, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum.

So, for example, a dividend of £80 will carry a tax credit of £8.89 (one ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by the individual will be 32.5% of £88.89 (i.e. the dividend of £80 plus the tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25% of the dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from Filtrona. A Filtrona Shareholder which is a trustee of a discretionary or accumulation trust which is resident for tax purposes in the United Kingdom and which receives a dividend from Filtrona will be taxable on the total of the dividend and the related tax credit at the “dividend trust rate”, which is 32.5%, and will be entitled to deduct the tax credit from the tax so payable.

Subject to the application of certain special rules for some insurance companies, a corporate Filtrona Shareholder that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Filtrona will not be taxable on the receipt of that dividend.

Whether a Filtrona Shareholder who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Filtrona and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder’s country of residence and the United Kingdom. A non-United Kingdom resident Filtrona Shareholder may be subject to foreign taxation on dividends paid by Filtrona in its country of residence.

Persons who are resident for tax purposes anywhere other than the United Kingdom should consult their own tax advisers concerning their tax liabilities in the United Kingdom and any other country or jurisdiction.

Stamp duty and stamp duty reserve tax

No liability to stamp duty or stamp duty reserve tax will generally be incurred by Bunzl Shareholders as a result of either the issue to them of Filtrona Shares pursuant to the Demerger or consolidated shares pursuant to the Share Consolidations. This statement does not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services, to whom special rules apply.

5.                                      United States taxation

The following comments summarise certain United States federal income taxation consequences of the Demerger, Share Consolidations and Reduction of Capital and the ownership and disposition of Filtrona Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retrospective basis. They are intended only as a general guide and apply only to Filtrona Shareholders who are subject to US federal income tax, who are the beneficial owners of Bunzl Shares, Bunzl ADSs or Filtrona Shares and who hold those Bunzl Shares, Bunzl ADSs or Filtrona Shares as capital assets for US federal income tax purposes (each such person a “US Holder”). The following comments may not apply to special classes of person such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders should consult their own tax advisers concerning the US federal, state, local and non-US tax consequences of the Demerger, the Share Consolidations and the ownership and disposal of Filtrona Shares. Any Bunzl Shareholder, Filtrona Shareholder or holder of Bunzl ADSs who is in any doubt about their taxation position should consult their own professional advisers without delay.

Demerger

The receipt of Filtrona Shares by a US Holder should qualify as a tax-free distribution under Section 355(a)(i) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been sought.

Consequently the principal US federal income tax consequences of the receipt of Filtrona Shares to a US Holder should be as follows:

(a)                                  no gain or loss should be recognised by a US Holder upon the receipt of Filtrona Shares;

(b)                                 a US Holder should apportion its tax basis in the Bunzl Shares or Bunzl ADSs between such shares or ADSs and the Filtrona Shares received in proportion to the relative fair market value of the Bunzl Shares or Bunzl ADSs and the Filtrona Shares on the date of Admission;

(c)                                  a US Holder’s holding period for the Filtrona Shares should include the period during which the US Holder held the Bunzl Shares or Bunzl ADSs; and

(d)                                 a US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Filtrona Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Filtrona Shares.

Share Consolidations

A US Holder should not recognise a gain or loss on the Bunzl Share Consolidation or the Filtrona Share Consolidation except for the receipt of cash in respect of fractional entitlements. A US Holder’s tax basis in the non-consolidated Bunzl Shares or non-consolidated Filtrona Shares should be apportioned among the Consolidated Bunzl Shares or consolidated Filtrona Shares received in exchange therefor, respectively, reduced by any basis allocated to any fractional entitlements. The US Holder’s holding period for the Consolidated Bunzl Shares or consolidated Filtrona Shares received should include the US Holder’s holding period for the non-consolidated Bunzl Shares or non-consolidated Filtrona Shares exchanged therefor. If a US Holder receives cash for a fractional entitlement, such US Holder should recognise a capital gain or loss in an amount equal to the difference between the cash received for the fractional entitlement and the US Holder’s tax basis in the fractional entitlement. The sale of fractional entitlements will be subject to the information reporting and backup withholding rules described below under “Information reporting and backup withholding.”

Taxation of distributions on Filtrona Shares

Distributions paid on Filtrona Shares, other than certain pro rata distributions of ordinary shares, should be treated as dividends to the extent paid out of Filtrona’s current or accumulated earnings and profits (as determined under US federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. The amount of the dividend should be treated as foreign-source dividend income and should not be eligible for the dividends-received deduction generally allowed to US corporations.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder’s receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder may have a foreign currency gain or loss if it does not convert the amount of such dividend into US dollars on the date of its receipt.

Sale and other disposition of Filtrona Shares

A US Holder should recognise US-source capital gain or loss for US federal income tax purposes on a sale or other disposition of Filtrona Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis, determined in US dollars. Such capital gain or loss should be long term if the US Holder has held the Filtrona Shares for more than one year.

Passive foreign investment company rules

Filtrona believes that it will not be considered a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Filtrona will not be considered a PFIC for any taxable year. If Filtrona were treated as a PFIC for any taxable year during which a US Holder held a Filtrona Share, certain adverse tax consequences could apply to the US Holder.

If Filtrona is treated as a PFIC for any taxable year, gains recognised by such US Holder on a sale or other disposition of a Filtrona Share would be allocated rateably over the US Holder’s holding period for the Filtrona Share. The amounts allocated to the taxable year of the sale or other disposition and to any year before Filtrona became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of a Filtrona Share in excess of 125% of the average of the annual distributions on Filtrona Shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to US Holders that may mitigate the adverse tax consequences resulting from PFIC status. It should be noted that if Bunzl has ever been a PFIC, certain US Holders may be subject to taxation under the PFIC provisions because of the Demerger. Bunzl has not examined its potential PFIC status in all prior years.

In addition, if Filtrona were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

Information reporting and backup withholding

Payment of dividends on, and sales proceeds from the sale of, Filtrona Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

6.                                      Overseas shareholders and Bunzl ADR holders

United States

Bunzl has requested that the staff of the SEC confirm in a no-action letter that, among other things, the staff will not recommend that the SEC take enforcement action upon the distribution of Filtrona Shares to Bunzl Shareholders and holders of Bunzl ADRs without registration under the US Securities Act. Accordingly Bunzl and Filtrona expect that registration under the US Securities Act of the Filtrona Shares to be distributed in the Demerger will not be required and the Filtrona Shares will not be so registered.

Bunzl Shareholders and/or holders of Bunzl ADRs who are citizens or residents of the United States are advised that the Filtrona Shares have not been and will not be registered under the US Exchange Act. Filtrona expects to obtain an exemption from the registration and reporting requirements of Section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Filtrona will comply with the information supplying requirements of Rule 12g3-2(b), which requires Filtrona to furnish to the SEC information that (i) it has made or is required to make public in the United Kingdom; (ii) it has filed or is required to file with the UKLA and which was made public by the UKLA; or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Filtrona may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Shareholders and/or holders of Bunzl ADRs who are affiliates (within the meaning of the US Securities Act) of Bunzl or Filtrona before implementation of the Demerger or are affiliates of Bunzl or Filtrona after implementation of the Demerger will be subject to timing, manner of sale and volume restrictions on the sale of Filtrona Shares received in connection with the Demerger under Rule 145(d) under the US Securities Act.

The primary market for Filtrona Shares is expected to be the London Stock Exchange. Filtrona does not intend to list the Filtrona Shares on a US securities exchange or quote the Filtrona Shares on The National Association of Securities Dealers’ Automated Quotation system or any other inter-dealer quotation system in the United States. Neither Bunzl nor Filtrona intend to take action to facilitate a market in Filtrona Shares in the United States. Consequently Bunzl believes that it is unlikely that an active trading market in the United States will develop for the Filtrona Shares.

Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Filtrona Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Voting by Bunzl ADR holders

Holders of Bunzl ADRs will not, except as mentioned below, be entitled to attend the Extraordinary General Meeting. However, the Depositary, as registered holder of the Bunzl Shares underlying the Bunzl ADSs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written voting instructions received from holders of Bunzl ADRs. Holders of Bunzl ADRs who wish to attend the Extraordinary General Meeting in person should take steps to present their Bunzl ADRs to the Depositary for cancellation and (upon compliance with the terms of the Deposit Agreement, including payment of the Depositary’s fees and any applicable taxes and governmental charges) delivery of Bunzl Shares so as to become registered holders of Bunzl Shares prior to the Extraordinary General Meeting. Beneficial owners of Bunzl ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee should seek advice from their bank, broker, dealer, financial institution or other custodian or nominee through which they hold their Bunzl ADRs, or the Depositary, as applicable, regarding these arrangements.

Distribution to Bunzl ADR holders

Bunzl ADR holders are advised that Filtrona does not propose to sponsor an American Depositary Receipt facility for the Filtrona Shares. On the effective date of the Demerger (currently expected to be 6 June 2005) holders of Bunzl ADRs will receive a pro rata distribution of the Filtrona Shares through the Depositary. The Filtrona Shares will be denominated in pounds sterling and will be listed on the London Stock Exchange. The Filtrona Shares will be distributed to registered holders of Bunzl ADRs in certificated form at their respective registered addresses. As it may be possible for any beneficial owner of Bunzl ADRs to hold the Filtrona Shares received in the Demerger, either in certificated form or through CREST, through the bank, broker, dealer, financial institution or other custodian or nominee through which such beneficial owner currently holds his Bunzl ADRs, each such beneficial owner of Bunzl ADRs is strongly recommended to seek advice from that entity regarding the Demerger. In addition beneficial owners of Bunzl ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee which in turn holds the Bunzl ADRs through the Depository Trust Company should contact such bank, broker, dealer, financial institution or other custodian or nominee to coordinate the delivery of the Filtrona Shares to be distributed to such beneficial owners in the Demerger.

The Depositary shall pay the net cash proceeds payable with respect to any Bunzl ADR holder’s fractional entitlements to Consolidated Bunzl Shares or to consolidated Filtrona Shares (at such holder’s risk) in US dollars promptly after receipt from the selling agent.

Other jurisdictions

Any person outside the UK who is resident in, or who has a registered address in or is a citizen of, an overseas territory and who is to receive Filtrona Shares pursuant to the Demerger, should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

7.                                      Demerger helpline

Any Bunzl Shareholder with questions on the Demerger or this document should telephone the shareholder helpline on 0870 702 0100 (or +44 870 702 0100 if you are calling from outside the UK) from 8.30 a.m. to 5.30 p.m. Monday to Friday until 1 July 2005. For legal reasons, the shareholder helpline will be unable to give advice on the merits of the Demerger, the Share Consolidations, the Reduction of Capital, the Bunzl Employee Share Schemes or the Filtrona Share Incentive Plans or to provide financial or investment advice. The shareholder helpline will be limited to providing you with information contained in this document and the accompanying Listing Particulars and with information relating to the Bunzl Share Register and, after Admission, the Filtrona Share Register.

PART 2

FINANCIAL INFORMATION ON FILTRONA

Basis of preparation

The consolidated accounts of Bunzl for the three years ended 31 December 2004, 2003 and 2002 have been audited by KPMG Audit Plc, Chartered Accountants and Registered Auditors, whose address is 8 Salisbury Square, London EC4Y 8BB. The accounts for 2002 and 2003 have been filed with the Registrar of Companies and the accounts for 2004 will be so filed following Bunzl’s Annual General Meeting on 18 May 2005. Their reports on these accounts were unqualified and did not include statements under section 237(2) or (3) of the Act.

The financial information set out below has been extracted from the Accountants’ Reports in Parts 5 and 6 of the Listing Particulars. This financial information was based on the aggregation of underlying financial returns prepared by Filtrona management for the preparation of Bunzl year end statutory accounts. This financial information does not constitute statutory accounts of the Filtrona Group within the meaning of section 240 of the Act.

Information on the pro forma consolidated income statement and net assets statement of Bunzl for the year ended 31 December 2004 is shown in Part 3.

Combined profit and loss account for year ended 31 December

	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Sales
Existing businesses	470.4	470.4	448.8	442.2
Acquisitions	7.1	7.1	3.8	0.2
Total sales	477.5	477.5	452.6	442.4
Operating profit
Existing businesses	47.3	49.4	47.7	45.0
Acquisitions	1.8	1.8	0.2	—
Profit on ordinary activities before interest	49.1	51.2	47.9	45.0
Net interest payable	(1.8)	(1.8)	(2.2)	(3.8)
Profit on ordinary activities before taxation	47.3	49.4	45.7	41.2
Profit before taxation and intangible amortisation	47.8	52.4	48.9	44.2
Taxation on profit on ordinary activities	(14.6)	(15.4)	(13.8)	(15.0)
Profit on ordinary activities after taxation	32.7	34.0	31.9	26.2
Profit attributable to minorities	(1.2)	(1.2)	(1.0)	(0.5)
Profit for the financial year	31.5	32.8	30.9	25.7

Combined balance sheet as at 31 December

	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Fixed assets	213.1	204.3	180.3	183.2
Current assets	163.1	163.1	141.2	141.4
Current liabilities	(84.5)	(82.8)	(76.7)	(67.9)
Net current assets	78.6	80.3	64.5	73.5
Total assets less current liabilities	291.7	284.6	244.8	256.7
Creditors: amounts falling due after more than one year	(151.7)	(151.7)	(120.2)	(154.9)
Provisions for liabilities and charges	(16.7)	(17.4)	(16.6)	(16.8)
Net assets excluding pension liabilities	123.3	115.5	108.0	85.0
Pension liabilities	(28.2)	(19.6)	(17.5)	(19.8)
Net assets including pension liabilities	95.1	95.9	90.5	65.2

Reserves
Other reserves	(1.5)	—	1.3	1.5
Bunzl investment in Filtrona	92.7	92.2	86.4	61.4
	91.2	92.2	87.7	62.9
Minority equity interests	3.9	3.7	2.8	2.3
	95.1	95.9	90.5	65.2

Financial commentary

Sales grew in 2004 and 2003 under UK GAAP by 5.5% and 2.3% respectively. At constant exchange rates sales growth for 2004 and 2003 was 12.2% and 5.6% respectively.

Under UK GAAP operating profit before goodwill amortisation grew by 6.1% and 6.5% in 2004 and 2003 respectively. At constant exchange rates, growth for 2004 and 2003 was 14.6% and 11.3% respectively.

Accounting under IFRS reduced 2004 reported profit on ordinary activities before taxation by a combination of recurring and non-recurring adjustments which total £2.1 million. Recurring adjustments were the expensing of share options and the non-amortisation of goodwill and the amortisation of other intangible assets. Expensed share option costs were £1.1 million in 2004 and the amortisation charge reduced from £3.0 million under UK GAAP to £0.5 million under IFRS.

Non-recurring IFRS charges in 2004 were:

(i)                                     the reduction in the carrying value of a manufacturing facility in Germany. Under UK GAAP, the £1.3 million charge was permitted to be offset against this facility’s revaluation reserve (under IFRS it is charged to the income statement); and

(ii)                                  £2.2 million of fair value adjustments which were recognised in goodwill under UK GAAP have been charged to the income statement under IFRS.

PART 3

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT AND
STATEMENT OF NET ASSETS OF BUNZL

Pro forma financial information on Bunzl

The following unaudited pro forma financial information for Bunzl has been prepared to illustrate the effect of the Demerger as if it had occurred as at 1 January 2004 for the pro forma consolidated income statement and as at 31 December 2004 for the pro forma statement of net assets. The pro forma financial information has been prepared for illustrative purposes only. Because of its nature it may not give a true picture of the financial position or results of the Bunzl Group following the completion of the Demerger.

The financial information relating to Bunzl prior to the Demerger is extracted without material adjustment from the audited “2004 Preliminary IFRS Financial Statements”, published on 29 April 2005. This financial information does not constitute statutory accounts of the Bunzl Group within the meaning of section 240 of the Act.

Pro forma consolidated income statement for Bunzl for the year ended 31 December 2004

	IFRS
	Bunzl prior to Demerger	Adjustments for Filtrona (1)	Pro forma Bunzl
	£m	£m	£m
Revenue
Existing businesses	2,695.6	(470.4)	2,225.2
Acquisitions	220.4	(7.1)	213.3
Total revenue	2,916.0	(477.5)	2,438.5

Operating profit before intangible amortisation
Existing businesses	203.7	(47.3)	156.4
Acquisitions	19.7	(2.3)	17.4
Total operating profit before intangible amortisation	223.4	(49.6)	173.8
Intangible amortisation	(6.8)	0.5	(6.3)
Operating profit before financing and income tax	216.6	(49.1)	167.5
Finance income	25.0	(8.1)	16.9
Finance cost	(29.8)	9.9	(19.9)
Profit before income tax	211.8	(47.3)	164.5
Profit before income tax and intangible amortisation	218.6	(47.8)	170.8
Income tax	(69.2)	14.6	(54.6)
Profit for the year	142.6	(32.7)	109.9

Attributable to:
Equity holders of the parent	141.4	(31.5)	109.9
Minority interests	1.2	(1.2)	—
Profit for the year	142.6	(32.7)	109.9

Pro forma consolidated statement of net assets of Bunzl as at 31 December 2004

	IFRS
	Bunzl prior to Demerger	Adjustments for Filtrona (1)	Adjustments for Demerger costs (2)	Adjustment for special pension contributions (3)	Pro forma Bunzl
	£m	£m	£m	£m	£m
Assets
Property, plant and equipment	218.4	(152.5)			65.9
Intangible assets	626.2	(57.6)			568.6
Deferred tax assets	14.8	(3.0)		(1.4)	10.4
Total non-current assets	859.4	(213.1)		(1.4)	644.9
Inventories	275.2	(53.3)			221.9
Income tax receivable	3.1	(0.5)	3.7	1.4	7.7
Trade and other receivables	465.4	(78.0)			387.4
Cash and cash equivalents	107.7	(31.3)	(16.5)	(4.8)	55.1
Total current assets	851.4	(163.1)	(12.8)	(3.4)	672.1
Total assets	1,710.8	(376.2)	(12.8)	(4.8)	1,317.0
Liabilities
Interest bearing loans and borrowings	290.2	(148.6)			141.6
Retirement benefit obligations	70.5	(28.2)		(4.8)	37.5
Other payables	7.6	(3.1)			4.5
Provisions	30.3	(3.7)			26.6
Deferred tax liabilities	68.7	(13.0)			55.7
Total non-current liabilities	467.3	(196.6)		(4.8)	265.9
Bank overdrafts	43.2	(1.6)			41.6
Interest bearing loans and borrowings	179.5	(1.1)			178.4
Income tax payable	54.4	(11.3)			43.1
Trade and other payables	382.0	(53.1)			328.9
Provisions	7.1	(1.9)			5.2
Accruals and deferred income	87.3	(15.5)			71.8
Total current liabilities	753.5	(84.5)		—	669.0
Total liabilities	1,220.8	(281.1)		(4.8)	934.9

Net assets	490.0	(95.1)	(12.8)	—	382.1

Notes to the pro forma financial information:

(1)                                  These adjustments (which are expected to have a continuing impact) remove the results, assets and liabilities of the Filtrona Business to be demerged. This information has been extracted without material adjustment from the Accountants’ Report in Part 6 of the Listing Particulars.

(2)                                  The Demerger costs (which are not expected to have a continuing impact) consist of transaction costs arising from the Demerger amounting to £16.5 million. This adjustment has been assumed to reduce cash and cash equivalents. Tax relief at the UK corporation tax rate of 30% has been assumed on 75% of these costs (resulting in a £3.7 million income tax receivable).

(3)                                  Filtrona’s participation in the Bunzl UK Pension Schemes will cease from the Demerger date. The parties have agreed that the assets and liabilities of the Bunzl UK Pension Schemes should, insofar as they relate to employees and former employees of the Filtrona Business, be transferred to new pension schemes established by Filtrona.

The Trustees of the Bunzl UK Pension Schemes have agreed to the above transfer on the basis that Bunzl plc will pay, prior to the Demerger, non-continuing special contributions into the Bunzl UK Pension Schemes totalling £4.75 million. Tax relief of £1.4 million based on the UK corporation tax rate of 30% will be claimed on this payment with a corresponding reduction in deferred tax assets.

(4)                                  No account has been taken of the trading of Bunzl or Filtrona since 31 December 2004.

KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB United Kingdom
The Directors Bunzl plc 110 Park Street London W1K 6NX		JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA

17 May 2005

Dear Sirs,

Bunzl plc (“Bunzl”)

We report on the pro forma financial information set out in Part 3 of the Circular to shareholders dated 17 May 2005, which has been prepared, for illustrative purposes only, to provide information about how the Demerger might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Bunzl to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments, and discussing the pro forma financial information with the Directors of Bunzl.

Opinion

In our opinion:

•                                          the pro forma financial information has been properly compiled on the basis stated;

•                                          such basis is consistent with the accounting policies of Bunzl as expected by the Directors of Bunzl to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first financial statements of Bunzl prepared in accordance with accounting standards adopted for use in the European Union; and

•                                          the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

KPMG Audit, Plc, a company incorporated under the UK Companies Acts, is a member of KPMG International, a Swiss cooperative.	Registered in England No 3110745 Registered office: 8 Salisbury Square, London EC4Y 8BB

PART 4

ADDITIONAL INFORMATION

1.                                      Material contracts

1.1                                The only contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Bunzl Group (excluding the Filtrona Group) either within the two years immediately preceding the date of this document and which are, or may be, material or which contain provisions under which any member of the Bunzl Group has an obligation or entitlement which is material to the Bunzl Group as at the date of this document, are the contracts described in paragraph 1.3 of this Part 4 and in paragraph 19 of Part 8 of the Listing Particulars.

1.2                                The only contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Filtrona Group either within the two years immediately preceding the date of this document and which are, or may be, material or which contain provisions under which any member of the Filtrona Group has an obligation or entitlement which is material to the Filtrona Group as at the date of this document, are the contracts described in paragraph 19 of Part 8 of the Listing Particulars.

1.3                                Bunzl Holdings France SAS (“BHF”) entered into a share purchase agreement on 8 May 2004 with Pierre Le Goff, Marie-Claire Le Goff, Marine Le Goff and Sophie Le Goff providing for the acquisition by BHF of Groupe Pierre Le Goff by purchasing the whole of the share capital of the group’s holding company, PLG Finances SA. Groupe Pierre Le Goff comprises more than 50 companies and is a leading distributor of cleaning, hygiene and safety products in France.

BHF acquired the shares in PLG Finances SA for a cash consideration of EUR 236 million and assumed net debt estimated at completion to have been approximately EUR 94 million.

Under the share purchase agreement (i) Pierre and Marie-Claire Le Goff remain as corporate officers of PLG Finances SA in order to develop further the business in France and more generally into southern Europe, and (ii) the Le Goff family has granted to BHF certain indemnities, representations and warranties of a type usually given in such transactions.

2.                                      Bunzl Employee Share Schemes

2.1                               Introduction

This paragraph 2 contains a summary of the main effects of the Demerger on participants’ entitlements under the Bunzl Employee Share Schemes.

2.2                               Bunzl plc Sharesave Scheme (1991) (the “1991 Sharesave Scheme”)

(a)                               Filtrona Group employees

The rules of the 1991 Sharesave Scheme provide that share options will not normally be exercisable before the maturity of the related savings contract. However the rules provide that if a participant ceases to be employed by a Bunzl Group company by reason of the sale from the Bunzl Group of the company or business in which the participant works, share options can be exercised within six months of the date of cessation of employment.

This means that, as a consequence of the Demerger, participants who are employed by the Filtrona Group after the Demerger will be able to exercise their share options in the six month period following the Demerger. Participants will be able to use the savings (and any interest) accrued under their savings contract up to the date of exercise to exercise their options. To the extent that any share options are not exercised during this period, they will lapse.

(b)                               Bunzl Group employees

The Demerger will have no effect on share options granted to participants who remain employed by the Bunzl Group after the Demerger and they will continue to be governed by the rules of the 1991 Sharesave Scheme. The number of shares under option and the exercise price will remain the same. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of outstanding share options.

(c)                                General

As participants in the 1991 Sharesave Scheme will not be Bunzl Shareholders as at the Demerger Record Time, they will not be entitled to participate in the special dividend and receive Filtrona Shares.

2.3                               Bunzl plc 1994 Executive Share Option Scheme (the “1994 Scheme”)

(a)                               Filtrona Group employees

The rules of the 1994 Scheme provide that share options will not normally be exercisable before the third anniversary of the date of grant and may only be exercised to the extent that the applicable performance conditions have been satisfied. However the rules provide that if a participant ceases to be employed by a Bunzl Group company by reason of the sale from the Bunzl Group of the company or business in which the participant works, share options can be exercised within six months from the date of cessation of employment. Performance conditions will cease to apply.

This means that, as a consequence of the Demerger, participants who are employed by the Filtrona Group after the Demerger will be able to exercise their share options in full in the six month period following the date of the Demerger. Performance conditions will cease to apply. To the extent that any share options are not exercised during this period, they will lapse.

(b)                               Bunzl Group employees

The Demerger will have no effect on share options granted to participants who remain employed by the Bunzl Group after the Demerger and they will continue to be governed by the rules of the 1994 Scheme. The number of shares under option and the exercise price will remain the same. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of outstanding share options. Performance conditions will continue to apply.

(c)                                General

As participants in the 1994 Scheme will not be Bunzl Shareholders as at the Demerger Record Time, they will not be entitled to participate in the special dividend and receive Filtrona Shares.

2.4                               Bunzl plc Sharesave Scheme (2001) (the “2001 Sharesave Scheme”)

(a)                               Filtrona Group employees

The rules of the 2001 Sharesave Scheme provide that share options will not normally be exercisable before the maturity of the related savings contract. However the rules provide that if a participant ceases to be employed by a Bunzl Group company by reason of the sale from the Bunzl Group of the company or business in which the participant works, share options can be exercised within six months of the date of cessation of employment.

This means that, as a consequence of the Demerger, participants who are employed by the Filtrona Group after the Demerger will be able to exercise their share options in the six month period following the Demerger. Participants will be able to use the savings (and any interest) accrued under their savings contract up to the date of exercise to exercise their options. To the extent that any share options are not exercised during this period, they will lapse.

(b)                               Bunzl Group employees

The Demerger will have no effect on share options granted to participants who remain employed by the Bunzl Group after the Demerger and they will continue to be governed by the rules of the 2001 Sharesave Scheme. The number of shares under option and the exercise price will remain the same. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of outstanding share options.

(c)                                General

As participants in the 2001 Sharesave Scheme will not be Bunzl Shareholders as at the Demerger Record Time, they will not be entitled to participate in the special dividend and receive Filtrona Shares.

2.5                               Bunzl plc International Sharesave Plan (the “International Sharesave Plan”)

(a)                               Filtrona Group employees

Under the International Sharesave Plan, share options will not normally be exercisable before the maturity date. However the rules provide that if a participant ceases to be employed by a Bunzl Group company by reason of the sale from the Bunzl Group of the company or business in which the participant works, share options may be exercised within 28 days of the date of cessation of employment or within such other number of days in the six month period following the cessation of employment as the Remuneration Committee may determine.

The Remuneration Committee has determined that participants who are employed by the Filtrona Group after the Demerger will be able to exercise their share options in the six month period following the Demerger. To the extent that any share options are not exercised during this period, they will lapse.

(b)                               Bunzl Group employees

The Demerger will have no effect on share options granted to participants who remain employed by the Bunzl Group after the Demerger and they will continue to be governed by the rules of the International Sharesave Plan. The number of shares under option and the exercise price will remain the same. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of outstanding share options.

(c)                                General

As participants in the International Sharesave Plan will not be Bunzl Shareholders as at the Demerger Record Time, they will not be entitled to participate in the special dividend and receive Filtrona Shares.

2.6                               Bunzl plc Long Term Incentive Plan (the “LTIP”)

(a)                               Filtrona Group employees

The LTIP comprises two parts:

(i)                                     Part A, under which the Remuneration Committee may grant share option awards; and

(ii)                                  Part B, under which the Remuneration Committee may grant performance share awards.

Awards normally lapse following cessation of employment. However, the rules provide that where the cessation is by reason of the sale from the Bunzl Group of the company or the business in which a participant works, the Remuneration Committee will have the discretion to permit the exercise of awards within specified periods. In exercising its discretion, the Remuneration Committee may have regard to the circumstances of departure and the extent to which the relevant performance conditions have been met at the date of cessation of employment. The Remuneration Committee has determined that all of the unapproved share option awards granted in September 2004 and half of the performance share awards granted in October 2004, in each case to participants who are employed by the Filtrona Group after the Demerger, may be exercised during the period of 12 months following the Demerger. In the case of UK HM Revenue and Customs approved share option awards, participants who are employed by the Filtrona Group after the Demerger will have the right to exercise their share options for a period of 12 months following the Demerger. The performance conditions will cease to apply in these circumstances. To the extent that any share option or performance share awards are not exercised during this period, they will lapse.

(b)                               Bunzl Group Employees

The Demerger will have no effect on share option awards or performance share awards granted to participants who remain employed by the Bunzl Group as a consequence of the Demerger and they will continue to be governed by the rules of the LTIP. The number of shares under option or award and any exercise price will remain the same. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of share option or performance share awards.

(c)                                General

As participants in the LTIP will not be Bunzl Shareholders as at the Demerger Record Time, they will not be entitled to participate in the special dividend and receive Filtrona Shares.

2.7                               Bunzl Employee Stock Purchase Plan (US) (the “US Stock Purchase Plan”)

(a)                               Filtrona Group employees

The rules of the US Stock Purchase Plan provide that when a participant ceases to be employed by a subsidiary of Bunzl, that participant’s participation in the US Stock Purchase Plan will cease. Following the cessation of participation, a participant is entitled to receive the Bunzl ADRs accumulated in his account (i.e. Bunzl ADRs purchased during his participation in the US Stock Purchase Plan) and any cash accumulated in his account.

This means that, as a consequence of the Demerger, participants who are employed by the Filtrona Group will cease to be eligible to participate in the plan and will receive the Bunzl ADRs and any cash from their account to which they are entitled. However, as holders of Bunzl ADRs, such participants will be eligible to participate in the distribution of Filtrona Shares to Bunzl ADR holders as set out in paragraph 6 of Part 1 of this document.

(b)                               Bunzl Group employees

The Demerger will have no effect on the future participation of Bunzl Group employees in the US Stock Purchase Plan. As a result of the Bunzl Share Consolidation, the number of ADRs attributable to a participant under the US Stock Purchase Plan will be reduced. However as Bunzl ADR holders, such employees will be eligible to participate in the distribution of Filtrona Shares to Bunzl ADR holders as set out in paragraph 6 of Part 1 of this document.

2.8                               Bunzl plc Deferred Annual Share Bonus Scheme (the “Deferred Bonus Scheme”)

(a)                               Filtrona Group employees

Under the Deferred Bonus Scheme, participants are granted a conditional award to receive ordinary shares in Bunzl. The award will normally vest and shares will be transferred to participants provided that they remain employed by the Bunzl Group until 1 March in the third calendar year after the date of grant, unless otherwise provided. However the rules of the Deferred Bonus Scheme provide that where a participant ceases to be employed by a Bunzl Group company before the shares subject to an award are transferred to the participant and the reason for cessation of employment is the sale from the Bunzl Group of the company or business in which the participant works, the trustee will procure that the shares subject to the award shall be transferred to the participant as soon as reasonably practicable after the cessation of employment.

This means that, as a consequence of the Demerger, participants who are employed by the Filtrona Group with effect from the Demerger will receive the shares subject to the awards as soon as reasonably practicable after the Demerger.

(b)                               Bunzl Group employees

The Demerger will have no effect on awards granted to participants who remain employed by the Bunzl Group after the Demerger and they will continue to be governed by the rules of the Deferred Bonus Scheme. The number of shares subject to awards will remain the same. As a result of the Bunzl Share Consolidation, the Demerger is not expected to have a material effect on the value of awards.

(c)                                General

As participants in the Deferred Bonus Scheme will not be Bunzl Shareholders as at the Demerger Record Time, they will not be entitled to participate in the special dividend and receive Filtrona Shares.

3.                                      Litigation and arbitration

No member of the Bunzl Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Bunzl Group’s financial position.

4.                                      Significant change

There has been no significant change in the financial or trading position of the Bunzl Group (excluding the Filtrona Group) since 31 December 2004, the date to which the last audited financial statements of the Bunzl Group were published.

There has been no significant change in the financial or trading position of the Filtrona Group since 31 December 2004, the date to which the financial information in Part 5 of the Listing Particulars was prepared.

5.                                      Consents

5.1                                 JPMorgan Cazenove has given, and has not withdrawn, its consent to the issue of this document with the inclusion therein of its name and references to it in the form and context in which they are included.

5.2                                 KPMG Audit Plc has given, and has not withdrawn, its consent to the issue of this document with the inclusion of its letter in Part 3 and references to its name in the form and context in which they appear.

6.                                      Costs

Bunzl and Filtrona have agreed that Bunzl will be responsible for substantially all the costs associated with the Demerger.

7.                                      Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document until the close of the Extraordinary General Meeting at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and at the registered office of the Company:

(a)                                  the Listing Particulars and this document;

(b)                                 the Company’s Memorandum and Articles of Association;

(c)                                  the consolidated audited financial statements for the Company and its subsidiary undertakings for the three years ended 31 December in each of 2004, 2003 and 2002;

(d)                                 the material contracts referred to in paragraph 1 of this Part 4;

(e)                                  the KPMG Audit Plc letter set out in Part 3 of this document; and

(f)                                    the consent letters referred to in paragraph 5 of this Part 4.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Bunzl plc (the Company) will be held at One Bunhill Row, London EC1Y 8YY on 2 June 2005 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company.

Resolutions

THAT

1.                                       upon the recommendation and conditional on the approval of the Directors of the Company and immediately prior to the ordinary shares (Filtrona Shares) of Filtrona plc (Filtrona) issued and to be issued to holders of ordinary shares of the Company (Bunzl Shares) in connection with the Demerger, as defined in the circular to the Company’s shareholders dated 17 May 2005 (the Circular), being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities (Admission), a dividend on the Bunzl Shares, equal to the aggregate book value of the Company’s interest in its wholly-owned subsidiary, Filtrona International Limited, be and is hereby declared payable to holders of Bunzl Shares on the register of members of the Company at 7.00 a.m. (London time) on 6 June 2005 (or such other time or date as the Directors may determine) (the Demerger Record Time), such dividend to be satisfied by the transfer immediately prior to Admission by the Company to Filtrona of the entire issued share capital of Filtrona International Limited, in consideration for which Filtrona has agreed to allot and issue the Filtrona Shares, effective immediately prior to Admission and credited as fully paid, to such shareholders in the proportion of one Filtrona Share for each Bunzl Share then held by such shareholders (save that, in respect of David Williams and Paul Hussey, the number of Filtrona Shares to be allotted and issued to each of them will be reduced by the number of Filtrona Shares already held by them at the Demerger Record Time) so that immediately prior to Admission all holders of Bunzl Shares (including David Williams and Paul Hussey) will hold one Filtrona Share for each Bunzl Share held at the Demerger Record Time;

2.                                       conditional upon the passing of the resolution numbered 1 in this notice and upon Admission, every one Bunzl Share of nominal value of 25 pence then in issue be sub-divided into seven Bunzl Shares of nominal value of 3 4/7 pence each and forthwith upon such sub-division every nine of such sub-divided Bunzl Shares be consolidated into one consolidated Bunzl Share of nominal value of 32 1/7 pence as described in paragraph 1 of Part 1 of the Circular;

3.                                       the Directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger and the share consolidation described in the resolution numbered 2 in this notice with such amendments, modifications, variations or revisions thereto as are not of a material nature; and

4.                                       subject to the share consolidation described in the resolution numbered 2 in this notice becoming effective, the Directors be and are hereby generally and unconditionally authorised, pursuant to section 166 of the Companies Act 1985, to make one or more market purchases (as defined in section 163(3) of such Act) of Bunzl Shares of nominal value of 32 1/7 pence each on such terms and in such manner as the Directors shall determine, provided that:

(a)                                  the maximum aggregate number of Bunzl Shares authorised to be acquired shall be 34,067,000;

(b)                                 the maximum price which may be paid for a Bunzl Share shall be, in respect of a Bunzl Share contracted to be purchased on any day, an amount equal to 5% above the average of the closing middle market quotations (as derived from the London Stock Exchange Daily Official List) for the Bunzl Shares on the five business days immediately preceding the day on which that Bunzl Share is contracted to be purchased, which amount shall be exclusive of expenses;

(c)                                  the minimum price which may be paid for a Bunzl Share shall be 32 1/7 pence, which amount shall be exclusive of expenses; and

(d)                                 this authority shall expire, unless previously revoked or varied, on 17 November 2006 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, provided that the Company may make a contract to purchase Bunzl Shares under this authority before the expiry of such authority which may or will be executed wholly or partly after the expiry of such authority and may make a purchase of Bunzl Shares pursuant to any such contract.

By order of the Board

Paul Hussey

Secretary

Date: 17 May 2005

Registered No: 358948

Registered Office:

110 Park Street

London W1K 6NX

Notes:

(1)                                  A member entitled to attend and vote at the Extraordinary General Meeting (the “Meeting”) is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.

(2)                                  A form of proxy is enclosed which you are invited to complete and return not less than 48 hours before the time appointed for holding the Meeting, or any adjournment thereof. Completion and return of the proxy form in accordance with the instructions thereon will not prevent you from attending and voting at the Meeting, instead of your proxy, if you wish to do so. Those attending the Meeting should bring with them the attendance card attached to the form of proxy.

(3)                                  Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 10.00 a.m. on 31 May 2005, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 10.00 a.m. on 31 May 2005, or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

DEFINITIONS

In this document, the following expressions shall have the following meanings, unless the context otherwise requires:

“Act”	the Companies Act 1985, as amended;

“Admission”

the admission of the ordinary share capital of Filtrona, issued and to be issued pursuant to the Demerger, and, where the context so requires, the Consolidated Bunzl Shares to (i) the Official List and (ii) to trading on the London Stock Exchange’s market for listed securities;

“Articles of Association”	the articles of association of Bunzl;

“Board”	the board of directors of the Company;

“Bunzl”	Bunzl plc or, where the context so requires, the Bunzl Group;

“Bunzl ADRs”	American Depositary Receipts evidencing Bunzl ADSs;

“Bunzl ADSs”	American Depositary Shares in Bunzl each representing five Bunzl Shares issued by the Depositary;

“Bunzl Employee Share Schemes”	the Bunzl employee share schemes described in paragraph 2 of Part 4 of this document;

“Bunzl Group”	(a) in relation to the period prior to the Demerger becoming effective, Bunzl and its subsidiary undertakings, excluding, where the context requires, the Filtrona Group; and

(b) in relation to the period after the Demerger becoming effective, Bunzl and its subsidiary undertakings (excluding any such subsidiary undertaking which forms part of the Filtrona Group);

“Bunzl Share Consolidation”

the proposed consolidation of every nine Bunzl ordinary shares of nominal value of 25 pence each into seven Bunzl ordinary shares of nominal value of 32  1/7 pence each, described in more detail in paragraph 1 of Part 1 of this document;

“Bunzl Shareholders” or “Shareholders”	holders of Bunzl Shares;

“Bunzl Share Register”	the register of members of the Company;

“Bunzl Shares”	the ordinary shares of 25 pence each in the capital of the Company;

“certificated” or “in certificated form”	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;

“Company”	Bunzl plc;

“Consolidated Bunzl Shares”	the Bunzl Shares as consolidated pursuant to the Bunzl Share Consolidation;

“Court”	the High Court of Justice in England and Wales;

“CREST”	the UK-based system for the paperless settlement of trades in securities and the holding of uncertificated securities, of which CRESTCo is the operator;

“CRESTCo”	CRESTCo Limited, the operator of CREST;

“Demerger”	the proposed separation of the Filtrona Business from the Bunzl Group by way of demerger as described in this document and the accompanying Listing Particulars;

“Demerger Dividend”	the proposed dividend equal to the book value of the Company’s interest in Filtrona International Limited as set out in the Demerger Resolution;

“Demerger Record Time”	7.00 a.m. on 6 June 2005;

“Demerger Resolution”	the resolution numbered 1 as set out in the notice of Extraordinary General Meeting accompanying this document;

“Depositary”	the Bank of New York, in its capacity as depositary in respect of the Bunzl ADRs;

“Deposit Agreement”	the deposit agreement dated as of 29 October 1998 between Bunzl, the Depositary and the holders from time to time of the Bunzl ADRs issued thereunder;

“Directors”	the directors of Bunzl;

“Extraordinary General Meeting”	the extraordinary general meeting of Bunzl to be held at 10.00 a.m. on 2 June 2005, or any adjournment thereof, notice of which is contained at pages 26 and 27 of this document;

“Filtrona”	Filtrona plc or, where the context so requires, the Filtrona Business or the Filtrona Group;

“Filtrona Business”	the businesses carried out by the Filtrona Group at the date of this document;

“Filtrona Group”	(a)

in relation to the period prior to the Demerger becoming effective, Filtrona International Limited and the companies and other persons that are or will, following the reorganisation referred to in paragraph 18 of Part 8 of the Listing Particulars, be its subsidiary or associated undertakings; and

(b)

in relation to the period after the Demerger becoming effective, Filtrona, Filtrona International Limited and the companies and other persons that are or will, following the reorganisation referred to in paragraph 18 of Part 8 of the Listing Particulars, be their subsidiary or associated undertakings;

“Filtrona Share Consolidation”

the proposed consolidation of every two Filtrona Shares of nominal value 62  1/2 pence each into one Filtrona Share of nominal value 125 pence each, described in more detail in paragraph 1 of Part 1 of this document;

“Filtrona Share Incentive Plans”	the Filtrona share incentive plans, details of which are set out at paragraph 8 of Part 8 of the Listing Particulars;

“Filtrona Shareholders”	the holders of Filtrona Shares;

“Filtrona Share Register”	the register of members of Filtrona;

“Filtrona Shares”	the ordinary shares of 62 1/2 pence each in the capital of Filtrona and, upon Admission, to be consolidated into ordinary shares of 125 pence each;

“JPMorgan Cazenove”	JPMorgan Cazenove Limited;

“IFRS”	International Financial Reporting Standards and International Accounting Standards;

“Listing Particulars”	the listing particulars relating to Filtrona dated 17 May 2005 accompanying this document;

“Listing Rules”	the rules and regulations made by the UKLA pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the functions of London Stock Exchange plc;

“Official List”	the Official List of the UKLA;

“Reduction of Capital”	the proposed reduction of Filtrona’s share capital to be effected in accordance with the provisions of section 135 of the Act, described in more detail in paragraph 1 of Part 1 of this document;

“Reduction Resolution”	has the meaning given in paragraph 1 of Part 1 of this document;

“Registrar”	Computershare Investor Services PLC;

“Remuneration Committee”	the remuneration committee of the Board;

“Resolutions”	the resolutions numbered 1 to 4 to be proposed at the Extraordinary General Meeting as set out in the notice of Extraordinary General Meeting accompanying this document;

“SEC”	the United States Securities and Exchange Commission;

“Share Consolidations”	the Bunzl Share Consolidation and the Filtrona Share Consolidation;

“UK GAAP”	the accounting principles generally accepted in the United Kingdom;

“UKLA”	the UK Listing Authority;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“US” or “United States”	the Unites States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US Exchange Act”	the United States Securities Exchange Act of 1934, as amended; and

“US Securities Act”	the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: MAY 18, 2005
	By:	/s/ Anthony Habgood
	Title:	Chairman